Exhibit 10.5

AMENDED AND RESTATED DEVELOPMENT, LICENSE AND SUPPLY AGREEMENT

This Amended and Restated Development, License and Supply Agreement (this “Agreement”) is entered into as of November 13, 2020 (the “Amendment Effective Date”), by and between Advaxis, Inc., a corporation organized under the laws of the State of Delaware, having an address of 305 College Road East, Princeton, NJ 08540 (“Advaxis”), and OS Therapies Incorporated, a corporation organized under the laws of the State of Delaware, having an address of 104 Tech Park Drive Cambridge, MD 21613 (“OST”). Advaxis and OST are each a “party” and, collectively, the “parties.”

RECITALS

WHEREAS, Advaxis has developed certain products and possesses rights to certain patents and other intellectual property related thereto;

WHEREAS, the parties hereto intend to enter into an agreement for research and development, and for the development and supply of one or more pharmaceutical products that comprise the ADXS- HER2 Construct (as defined below) for use in the Field (as defined below), subject to the terms and conditions of this Agreement; and

WHEREAS, OST desires to obtain from Advaxis, and Advaxis desires to grant to OST, a license to develop Licensed Products (as defined below) for use in the Field, subject to the terms and conditions of this Agreement; and

WHEREAS, this Agreement hereby amends and restates that certain Development, License and Supply Agreement entered into between the parties as of September 3, 2018 (such date, the “Effective Date”; such agreement, the “Original Agreement”), as subsequently amended by the First Amendment thereto, dated December 4, 2018 (the “First Amendment”), the Second Amendment thereto, dated April 3, 2019 (the “Second Amendment”) and the Third Amendment thereto, dated December 1, 2019 (the “Third Amendment”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, OST and Advaxis hereby agree as follows:

1.	Definitions

1.1 “Advaxis HER2 Construct Patents” means any and all Patents identified on Exhibit A-1 and any other Patents that Advaxis or any of its Affiliates Controls as of the Effective Date or acquires Control during the Term (including Invention Patents) that (a) Cover compositions of the ADXS-HER2 Construct and methods of treatment using same (alone or in combination with radiation therapy) in the Field, and (b) do not Cover Advaxis Platform Technology or any other construct, compound, methods, products or processes. Exhibit A-1 shall be updated by the parties within ninety (90) days following the Effective Date and on a regular basis thereafter during the Term to accurately reflect the identification of Advaxis HER2 Construct Patents.

1.2 “Advaxis Invention” means any inventions, whether or not patentable, that are conceived or reduced to practice solely by Advaxis or its Affiliates or by any of their employees or contractors in the course of performing activities under this Agreement.

1.3 “Advaxis HER2 Know-How” means all Know-How that Advaxis or any of its Affiliates Controls as of the Effective Date or acquires control during the R&D Term, which Know-How (a) is directed at compositions of the ADXS-HER2 Construct and methods of manufacture of, and treatment using, the same (alone or in combination with radiation therapy) in the Field, and (b) does not include Advaxis Platform Technology or any other construct, compound, or product, and (i) is disclosed by Advaxis to OST, in Advaxis’ sole discretion and is reasonably necessary or useful for OST to perform the obligations and other activities set forth in the R&D Plan, or (ii) is used by Advaxis or its Affiliates, in Research and Development of Licensed Products on or after the Effective Date.

1.4 “Advaxis Other Patents” means any and all Patents identified on Exhibit A-2 and any other Patents that Advaxis or any of its Affiliates Controls as of the Effective Date or acquires Control during the Term (including Invention Patents) that (a) would be infringed by the performance of OST’s obligations hereunder or exercise of OST’s rights hereunder or (b) are Invention Patents, in each case ((a) and (b)), other than Advaxis HER2 Construct Patents.

1.5 “Advaxis Patents” means all Advaxis HER2 Construct Patents and Advaxis Other Patents.

1.6 “Advaxis Platform Technology” means (a) any and all Know-How other than Advaxis HER2 Know-How, that Advaxis or any of its Affiliates Controls as of the Effective Date or acquires control of during the Term; or (b) the proprietary technology utilizing live attenuated Listeria monocytogenes bioengineered to secrete antigen/adjuvant fusion proteins, and methods of manufacturing same, and/or (c) other cell-therapy-related platform technologies, in each case ((a), (b) and/or (c)), Controlled by Advaxis as of the Effective Date or during the Term.

1.7 “Advaxis Technology” means the Advaxis HER2 Know-How and the Advaxis Patents.

1.8 “ADXS-HER2 Construct” means the ADXS31-164 (ADXS-HER2) construct (IND # 016311).

1.9 “Affiliate” means, with respect to a given Person, any Person that, directly or indirectly, through one or more intermediaries, is controlled by, controls, or is under common control with such party, as the case may be, but for only so long as such control exists. As used in this Section 1.9, “control” shall mean direct or indirect beneficial ownership of more than fifty percent (50%) (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting share capital or other equity or economic interest of a Person, or the power, whether pursuant to a contract, ownership of securities or otherwise, to direct the management and policies of a Person.

1.10 “BLA” means a Biologic License Application.

1.11 “Calendar Quarter” means each respective period of three consecutive months ending on March 31, June 30, September 30, and December 31.

1.12 “Calendar Year” means each respective period of twelve (12) consecutive months ending on December 31.

1.13 “Change of Control” means with respect to Advaxis: (a) the acquisition, directly or indirectly, by a Person or “group” (whether in a single transaction or multiple transactions) of more than 50% of the voting power of such party or of beneficial ownership of (or the right to acquire such beneficial ownership) of more than 50% of the outstanding equity or convertible securities of Advaxis (including by tender offer or exchange offer); (b) any merger, consolidation, share exchange, business combination, recapitalization, the sale of substantially all assets of, or similar corporate transaction involving Advaxis (whether or not including one or more wholly owned subsidiaries of Advaxis), other than: (i) transactions involving solely Advaxis and one of more of its Affiliates, on the one hand, and one or more of Advaxis’ Affiliates, on the other hand, and/or (ii) transactions in which the stockholders of Advaxis immediately prior to such transaction hold at least 50% of the voting power of the surviving company or ultimate parent company of the surviving company. For purposes of this definition, the terms “group” and “beneficial ownership” shall have the meaning accorded in the U.S. Securities Exchange Act of 1934 and the regulations promulgated thereunder in effect as of the Effective Date.

1.14 “Clinical Trial” means any past, ongoing, or future Phase 1 Clinical Trial, Phase 2 Clinical Trial, Phase 3 Clinical Trial or Registrational Trial, in each case regardless of whether sponsored or conducted by Advaxis, OST, each of its and their Affiliates, or any Third Party.

1.15 “COG” means the Children’s Oncology Group.

1.16 “COG Study” means a Clinical Trial study for the Licensed Product in the Field carried out in conjunction with COG for the treatment of the First Indication, as described in the study protocol concept entitled “A Phase 2 Study of ADXS31-164 in Patients with Completely Resected Recurrent Osteosarcoma,” which is attached hereto as Exhibit C, approved by Advaxis, as may be amended from time to time.

1.17 “Combination Product” means a Licensed Product sold in combination with other pharmaceutical products.

1.18 “Commercially Reasonable Efforts” means, with respect to the applicable obligation of a party, the application by such party of those efforts and resources, as applicable, relating to a certain activity or activities, which may include the Research, Development, manufacturing and commercialization of a Licensed Product, to be undertaken in accordance with such party’s business, legal, medical and scientific judgment, and which shall be reasonably in accordance with the efforts and resources a reasonably comparable company would use for a product owned by it or to which it has rights, taking into account the expected market for the Licensed Product, the stage of Development, actual and expected competition in the marketplace, Patent and intellectual property protection, expected cost of goods and marketing expenses, expected costs for and likelihood of obtaining Regulatory Approvals, and profitability and potential Licensed Product sales.

1.19 “Confidential Information”, of a party, means confidential or proprietary information, whether written, oral or in any other form, disclosed by such party to the other party, including any of the foregoing of Third Parties. “Confidential Information” shall also include information exchanged prior to the date hereof by either party pursuant to the Nondisclosure Agreement. “Confidential Information” includes the following, which are transferred, disclosed or made available by the disclosing party:

(a) confidential and proprietary technical and commercial information, Know-How, drawings, specifications, models and/or designs relating to Research, Development, manufacture, production, registration, promotion, distribution, marketing, performance or sale(s);

(b) experimental, manufacturing, process, analytical, packaging, product, warehousing, quality control and quality assurance and marketing specifications, standards, procedures, processes, methods, instructions and techniques, samples, prototypes, formulae, writings of any kind, opinions or otherwise unwritten data or in the form of computer software or computer programs;

(c) biological, chemical or physical materials provided under this Agreement;

(d) reports provided under this Agreement;

(e) sales, marketing, pricing, financial and other information regarding the operation of a party’s business (or, in the case of OST, its Sublicensees businesses); and

(f) subject to Section 10.5, the terms of this Agreement, including correspondence and notices provided under this Agreement.

1.20 “Control” or “Controlled” means, with respect to any Know-How, Patent or other intellectual property right, the legal authority or right (whether by ownership, license or otherwise but without taking into account any rights granted by one party to the other party under the terms of this Agreement) of a party or its Affiliates to grant access, a license or a sublicense of or under such Know-How, Patent or other intellectual property rights to another party hereto, or to otherwise disclose proprietary or trade secret information to such other party.

1.21 “Cover” means, with respect to a product and a Patent, that, in the absence of a (sub)license under, or ownership of, such Patent, the making, using, importing, offering for sale, or selling of such product with respect to a given country would infringe a Valid Claim of such Patent, or with respect to a patent application, any claim of such patent application as if it were contained in an issued patent. Cognates of the word “Cover” or “cover” shall have correlative meanings.

1.22 “Develop” or “Development” means pre-clinical and clinical drug development activities relating to the clinical and other development of a pharmaceutical product and submission of information to a Regulatory Authority for the purpose of obtaining Regulatory Approval for such product. Development includes pre-clinical activities, pharmacology studies, toxicology studies, formulation, manufacturing process development and scale-up, quality assurance and quality control, technical support, clinical studies and regulatory affairs activities.

1.23 “FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

1.24 “Field” means (a) the diagnosis, treatment or prevention of any disease in humans, including the treatment of recurrent, completely resected osteosarcoma (the “First Indication”) and (b) effective as of December 21, 2020, any and all uses, including the diagnosis, treatment or prevention of any other disease in humans and non-human animals.

1.25 “First Commercial Sale” means, on a Licensed Product-by-Licensed Product and country-by-country basis, the first sale of such Licensed Product by OST or any of its Affiliates or Sublicensees to a Third Party for end use or consumption in such country after Regulatory Approval has been granted with respect to such Licensed Product in such country; provided, that “First Commercial Sale” shall not include any sale (a) by OST to an Affiliate or Sublicensee, or (b) sale, disposal or use of a Licensed Product for marketing, regulatory, Development or charitable purposes, such as clinical trials, pre-clinical trials, compassionate use, named patient use, or indigent patient programs, without consideration.

1.26 “GAAP” means the then current generally accepted accounting principles in the United States as established by the Financial Accounting Standards Board or any successor entity or other entity generally recognized as having the right to establish such principles in the United States, in each case consistently applied.

1.27 “GCP” means the then-current good clinical practices officially published by the FDA and under the ICH, and comparable regulatory standards in jurisdictions outside the U.S., that may be in effect from time to time.

1.28 “GLP” means the then-current good laboratory practice standards promulgated or endorsed by the FDA as defined in 21 C.F.R. Part 58, and comparable regulatory standards in jurisdictions outside the U.S., that may be in effect from time to time.

1.29 “GMP” means then-current good manufacturing practices required by the FDA, as set forth in the U.S. Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder, for the manufacture and testing of biopharmaceutical materials, and comparable laws or regulations applicable to the manufacture and testing of biopharmaceutical materials in jurisdictions outside the U.S., that may be in effect from time to time. For clarity, GMP shall include applicable quality guidelines promulgated under the ICH.

1.30 “ICH” means the International Conference on Harmonization (of Technical Requirements for Registration of Pharmaceuticals for Human Use).

1.31 “IND” means an investigational new drug application filed with the applicable Regulatory Authority, which application is required to commence human clinical trials in the applicable country.

1.32 “Indication” means a purpose for which (a) a Licensed Product is intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in humans as approved and (b) it is described in the Licensed Product label as required by the Regulatory Approval granted by the Regulatory Authority.

1.33 “Initiation” or “Initiated”, with respect to a Clinical Trial, means the first dosing of a subject in such Clinical Trial.

1.34 “Invention” means an Advaxis Invention, an OST Invention or Joint Invention.

1.35 “Invention Patent” means a Patent that arises from the performance of the activities under this Agreement and Covers an Invention.

1.36 “Joint Invention” means any inventions, whether or not patentable, that are conceived or reduced to practice jointly by, on the one hand, OST or its Affiliates or Sublicensees or by any of their employees or contractors, and, on the other hand, Advaxis or its Affiliates or by any of their employees or contractors, in the course of performing activities under this Agreement.

1.37 “Knight License” means that certain License Agreement by and between Advaxis and Knight Therapeutics, Inc. (“Knight”), effective as of August 2015.

1.38 “Know-How” means all techniques, technology, trade secrets, inventions (whether patentable or not), methods, processes, know-how, data and results (including all Research data, clinical pharmacology data, chemistry-manufacture-controls data (including analytical and quality control data and stability data), pre-clinical data and clinical data), regulatory documents and filings, and all other scientific, clinical, regulatory, manufacturing, marketing, financial and commercial information.

1.39 “License Commencement Date” means the date on which OST has (a) met the Funding Milestone and (b) delivered to Advaxis the License Commencement Payment as provided in Section 6.2.

1.40 “Licensed Product” means any product, compound, treatment, or therapy containing the ADXS-HER2 Construct.

1.41 “Materials” means any materials that are required for the production or administration of a Licensed Product, including any active and inactive components thereto.

1.42 “Net Sales” means, with respect to the sale of a unit of Licensed Product, the gross amounts invoiced by OST or any of its Affiliates or Sublicensees to Third Parties for sales of such Licensed Product, less the following deductions actually incurred, allowed, paid, accrued or otherwise specifically allocated to the sale of such unit of Licensed Product by OST or any of its Affiliates or Sublicensees using GAAP applied on a consistent basis:

(a) credits or allowances actually granted for defective or damaged Licensed Product, returns or rejections of Licensed Product (including allowances for spoiled, outdated, or withdrawn Licensed Product), price adjustments and billing errors and allowances or credits actually granted in connection with recalls, regardless of the party requesting such recall;

(b) rebates and chargebacks or retroactive price reductions made to federal, state or local governments (or their agencies), or any Third Party payor, administrator or contractor, including managed health organizations; and

(c) trade, cash, prompt payment and/or and quantity discounts, allowances and credits actually allowed or paid and mandated discounts;

(d) customs duties, sales taxes, VAT taxes, excise taxes, use taxes and other taxes and duties paid for, Licensed Product and any other governmental charges imposed upon the importation, distribution, use or sale of Licensed Product;

(e) charges included in the gross sales price for freight, insurance, transportation, postage, handling and any other charges relating to the sale, transportation, delivery or return of such Licensed Product; and

(f) payments required by law to be made under Medicaid, Medicare or other government special medical assistance programs (including payments made under the new “Medicare Part D Coverage Gap Discount Program” and the “Annual Fee on Branded Pharmaceutical Manufacturers”).

Net Sales shall not include sales to Affiliates, Sublicensees or contractors engaged by OST to Develop, promote, co-promote, market, sell or otherwise distribute Licensed Product, solely to the extent that such Affiliate, Sublicensees or contractor purchasing the Licensed Product will resell such Licensed Product to a Third Party. However, subsequent sales of Licensed Product by such OST Affiliates, Sublicensees or contractors to a Third Party shall be included in the Net Sales when sold in the market for end-user use. In no event shall any particular amount identified above be deducted more than once in calculating Net Sales (i.e., no “double counting” of reductions).

For purposes of this Agreement, a “sale” means any transaction for which consideration is received or expected by OST, its Affiliates or Sublicensees for sale, use, lease, transfer or other disposition of a Licensed Product to or for the benefit of a Third Party, excluding any Licensed Product supplied at cost: (a) for use in clinical trials, (b) for research or for other non-commercial uses (other than a Licensed Product sold for profit as a research reagent, which will be deemed a sale), or (c) as part of a compassionate use program (or similar program for providing a Licensed Product before it has received marketing approval in a country). For clarity, sale, use, lease, transfer or other disposition of a Licensed Product by OST or any of its Affiliates or Sublicensees to another of these entities for resale by such entity to a Third Party shall not be deemed a sale.

For Net Sales of a Combination Product, the Net Sales applicable to such Combination Product in a country will be determined by multiplying the total Net Sales of such combined product by the fraction A/(A+B), where A is the actual price of the Licensed Product that is included in such Combination Product in the same dosage amount or quantities in the applicable country during the applicable quarter if sold separately, and B is the sum of the actual prices of all other products with which such Licensed Product is combined in such Combination Product, in the same dosage amount or quantities in the applicable country during the applicable quarter if sold separately. If A or B cannot be determined because values for such Licensed Product or such other products with which such Licensed Product is combined are not available separately in a particular country, then the parties shall discuss an appropriate allocation for the fair market value of such Licensed Product and such other products with which such Licensed Product is combined to mutually determine Net Sales for the relevant transactions based on an equitable method of determining the same that takes into account, in the Territory, variations in potency, the relative contribution of each therapeutically active ingredient, and relative value to the end user of each therapeutically active ingredient.

1.43 “Nondisclosure Agreement” means that certain Confidential Disclosure Agreement between the parties dated as of November 6, 2017.

1.44 “OST Background Patents” means any and all Patents that OST or any of its Affiliates Controls as of the Effective Date or during the Term that (a) claim or Cover OST Know-How, or (b) would be infringed by the performance of Advaxis’s obligations.

1.45 “OST Invention” means any improvements, modifications, derivatives or enhancements to Advaxis Platform Technology, the ADXS-HER2 Construct or Advaxis HER2 Know-How, whether or not patentable, that are conceived or reduced to practice solely by OST or its Affiliates or Sublicensees or by any of their employees or contractors in the course of performing activities under this Agreement.

1.46 “OST Know-How” means all Know-How that OST or any of its Affiliates Controls as of the Effective Date or during the Term and that (a) is reasonably necessary or useful to Research, Develop, make, have made, use, export, sell and offer for sale or otherwise exploit Licensed Products in the Field in the Territory, (b) was used by OST and its Affiliates in its Research and Development of Licensed Products prior to the Effective Date, or (c) that is used by OST or its Affiliates to perform the R&D Plan on or after the Effective Date, excluding OST Inventions.

1.47 “OST Operational Plan” means the activities anticipated to be provided, and the budget for out of pocket costs anticipated to be incurred therewith, in support of the conduct of the COG Study, an initial version of which is attached hereto as Exhibit E, as may be amended in writing from time-to- time.

1.48 “OST Technology” means the OST Know-How and OST Background Patents.

1.49 “Patents” means (a) all patents, priority patent filings and patent applications, and (b) any renewal, divisional, continuation (in whole or in part), or request for continued examination of any of such patents, and patent applications, and any and all patents or certificates of invention issuing thereon, and any and all reissues, reviews, reexaminations, extensions, divisions, renewals, substitutions, confirmations, registrations, revalidations, revisions, and additions of or to any of the foregoing.

1.50 “Penn” means The Trustees of the University of Pennsylvania.

1.51 “Penn Agreement” means that certain Amended and Restated License Agreement, by and between Penn and Advaxis, first effective on or around July 1, 2002 and amended and restated in its entirety on or around February 13, 2007, and further amended by that certain First Amendment, dated March 26, 2007; the Second Amendment, dated May 10, 2010; the Third Amendment, dated December 12, 2011; the Fourth Amendment, dated May 14, 2013; the Fifth Amendment, dated July 25, 2014; and the Sixth Amendment, dated March 22, 2016.

1.52 “Person” means any corporation, limited or general partnership, limited liability company, joint venture, trust, unincorporated association, governmental body, authority, bureau or agency, any other entity or body, or an individual.

1.53 “Phase 1 Clinical Trial” means a study in humans, conducted in normal volunteers or patients to generate information on product safety, tolerability, pharmacological activity or pharmacokinetics, as more fully defined in 21 CFR §312.21(a) or comparable regulations in any country or jurisdiction outside the U.S., and any amended or successor regulations.

1.54 “Phase 2 Clinical Trial” means a study in humans for which a primary endpoint is a preliminary determination of efficacy in patients with the disease being studied, as more fully defined in 21 CFR §312.21(b) or comparable regulations in any country or jurisdiction outside the U.S., and any amended or successor regulations.

1.55 “Phase 3 Clinical Trial” means a controlled study in humans that is performed after preliminary evidence suggesting effectiveness of a product has been obtained, and is intended to demonstrate or confirm the therapeutic benefit of such product and to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of such product and to provide support for filing for Regulatory Approval and for such product’s labeling and summary of product characteristics, as more fully defined in 21 CFR §312.21(c) or comparable regulations in any country or jurisdiction outside the U.S., and any amended or successor regulations.

1.56 “Prosecution and Maintenance” (including variations such as “Prosecute and Maintain”) means, with respect to a Patent, the preparing, filing, prosecuting and maintenance of such Patent, in any jurisdiction, as well as re-examinations, reviews, reissues and the like with respect to such Patent, together with the conduct of interferences, the defense of oppositions, post-grant reviews, inter partes reviews and other similar proceedings with respect to a Patent.

1.57 “Public Official or Entity” means (a) any officer, employee (including physicians, hospital administrators, or other healthcare professionals), agent, representative, department, agency, de facto official, representative, corporate entity, instrumentality or subdivision of any government, military or international organization, including any ministry or department of health or any state-owned or affiliated company or hospital, or (b) any candidate for political office, any political party or any official of a political party.

1.58 “R&D Plan” means a Research and Development plan for a Study providing the Research and Development activities to be conducted during the R&D Term, as such plan may be periodically reviewed by the Steering Committee (as may be requested by either party) and amended pursuant to Section 2.4.

1.59 “R&D Term” means the period from the License Commencement Date until the parties have completed their respective Research and Development activities as provided in the applicable R&D Plan, unless this Agreement is terminated earlier in accordance with Article 11.

1.60 “Registrational Trial” means a controlled study in humans (regardless of whether or not called a “Phase 3 Clinical Trial”) for a product the results of which, together with prior data and information concerning such product, are intended to be sufficient, without any additional Clinical Trial, to meet the evidentiary standard for demonstrating the safety and efficacy of such product established by a Regulatory Authority in any particular jurisdiction, and is intended to be sufficient for filing of a BLA (or similar application in a country outside the U.S.) for such product in patients having the disease or condition being studied.

1.61 “Regulatory Approval” means any and all approvals, licenses, registrations, or authorizations of any country, federal, supranational, state or local regulatory agency, department, bureau or other government entity that are necessary for the Development, manufacture, use, storage, import, transport, distribution, commercialization and sale of a Licensed Product in the Field in a given jurisdiction, including any pricing approvals deemed necessary by Advaxis.

1.62 “Regulatory Authority” means any international, national, provincial, local or, in respect of any other political subdivision, regulatory agency, department, bureau, court or other government entity or instrumentality, that has responsibility in its applicable jurisdiction over the Research, Development, manufacture, distribution, and commercialization of Licensed Products.

1.63 “Regulatory Filing” means any and all (a) submissions, material correspondence, notifications, registrations, licenses, BLAs, authorizations, applications and other filings with any Regulatory Authority with respect to the Research, Development, manufacture, distribution, pricing, reimbursement, marketing or sale of the Licensed Products, and (b) Regulatory Approvals for the Licensed Products.

1.64 “Representative” means a party’s, and its Affiliates’, if applicable, employees, contractors, consultants, officers, directors, and legal, technical, and business advisors.

1.65 “Research” means research activities undertaken by a party under this Agreement in connection with the research and Development of the Licensed Products.

1.66 “Royalty Term” means, on a Licensed Product-by-Licensed Product and country-by-country basis, the period of time commencing on the First Commercial Sale of such Licensed Product in such country and ending at the later of (a) twelve (12) years after the date of the First Commercial Sale of such Licensed Product in such country or (b) the date on which the manufacture, use or sale of such Licensed Product is no longer Covered by a Valid Claim of an Advaxis Patent in such country.

1.67 “Safety Databases” means the global safety databases related to the Regulatory Filings.

1.68 “Studies” shall include (a) the COG Study, and (b) other Clinical Trials or other clinical studies approved by the Steering Committee or initiated by OST or its Affiliates.

1.69 “Sublicensee” means a Third Party or Affiliate of OST that is granted a license or sublicense to develop, make, have made, use, market, import, offer for sale or sell any Licensed Product, beyond the mere right to purchase Licensed Product from OST or its Affiliates.

1.70 “Sublicensing Revenue” means upfront sublicense fees, clinical or regulatory milestone payment amounts paid by a Sublicensee to OST in consideration of the grant of sublicense to the Sublicensee; for clarity, the “Sublicensing Revenue” expressly excludes any payments by a Sublicensee that are not upfront sublicensee fee, clinical or regulatory milestone payments, such as: (a) royalty payments on Net Sales; (b) bona fide loans on commercial terms; (c) any amounts paid as a direct reimbursement for actual Research or Development costs relating to Licensed Products incurred by or on behalf of OST or its Affiliates after the effective date of the agreement with a Sublicensee; (d) reimbursement of Prosecution and Maintenance or enforcement costs incurred by or on behalf of OST or its Affiliates after the effective date of the agreement with a Sublicensee; (e) payments of a share of amounts recovered in enforcing Patent or other intellectual property rights; (f) transfer price payments for sale of compounds or products; (g) sale of equity by, or other investment funds by Sublicensee in, OST or its Affiliates or (g) fees or other payments between OST and its Affiliates.

1.71 “Territory” means all jurisdictions throughout the world, excluding Canada.

1.72 “Third Party” means a Person other than Advaxis or OST, or an Affiliate of Advaxis or OST.

1.73 “U.S.” means the United States of America, including its territories and the District of Columbia.

1.74 “Valid Claim” means a claim of (a) an issued and unexpired Advaxis Patent, which claim has not been revoked or held unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction from which no further appeal can be taken or has been taken within the time allowed for appeal, and has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through reissue or disclaimer; or (b) a pending patent application that is included within the Advaxis Patents, which was filed and is being prosecuted in good faith, and has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application, nor has been pending for more than ten (10) years from the national stage entry date.

1.75 Additional Definitions. The following terms have the meanings set forth in the corresponding Sections of this Agreement:

Term	Section
Advaxis	Preamble
Advaxis Indemnitee	12.1
Agreement	Preamble
Effective Date	Preamble
First Indication	1.24
Funding Milestone	6.1
Infringement	8.4(a)
Initial Supply	4.3(a)
License Commencement Payment	6.2
Losses	12.1
Milestone	6.4(a)
Milestone Payment	6.4(a)
Monthly Payment	6.2
OST	Preamble
OST Indemnitee	12.2
party or parties	Preamble
Penn License	11.5(d)
Safety Subcommittee	2.4(c)
Sale Transaction	13.5(a)
Steering Committee	2.1
Technology Transfer	3.2
Term	11.1
Third Party Patent	6.5(b)
VAT	7.3(c)

2.	Governance

2.1 Committee Formation. Promptly after the Effective Date, the parties will establish a joint steering committee (the “Steering Committee”) to oversee the Research and Development activities as described herein. The Steering Committee will be comprised of representatives appointed by each of the parties, each of whom shall be employees of the applicable appointing party. Each party will notify the other party of its initial Steering Committee members within thirty (30) days after the License Commencement Date. Each party may change its Steering Committee representatives at any time by written notice to the other party. Any representative of the Steering Committee may designate a substitute to attend and perform the functions of that representative at any meeting of the Steering Committee. Each party may invite a reasonable number of non-member representatives of such party to attend meetings of the Steering Committee. Neither party shall invite a Third Party to attend without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned, or delayed.

2.2 Alliance Managers. OST will also assign an alliance manager to serve as the primary point of contact and coordinate the interactions of the parties. The alliance manager will provide project updates for the Licensed Product, the COG Study and any other Studies at all Steering Committee meetings (or written updates more frequently, upon a party’s reasonable request).

2.3 Committee Meetings. The Steering Committee will hold meetings once each Calendar Quarter, or as otherwise agreed to by the parties. Such meetings may be conducted by videoconference, teleconference or in person, as agreed to by the parties. Minutes will be kept of all Steering Committee meetings and will reflect material decisions made at such meetings. Meeting minutes will be prepared by the parties on a rotating basis and sent to each member of the Steering Committee for review and approval promptly following each meeting. Minutes will be deemed approved unless a member of the Steering Committee objects to the accuracy of such minutes within thirty (30) days of receipt. Any costs and expenses incurred by a party or its representatives related to a Steering Committee meeting, including, if applicable, travel or telecommunication expenses, shall be borne by such party.

2.4 Committee Authority.

(a) Steering Committee Responsibilities. The Steering Committee shall (i) be a forum for the parties’ review and discussion of, and facilitate the exchange of information and analysis relating to, OST’s Research and Development activities, as provided in this Agreement; (ii) monitor OST’S Research and Development activities under this Agreement pursuant to any plans or strategies approved by the Steering Committee; and (iii) have any additional responsibilities as expressly delegated to it under this Agreement or as mutually agreed upon by the parties in writing on a case-by-case basis. In addition, the Steering Committee shall, during the R&D Term:

A. Review and approve the R&D Plan for the COG Study and any other Studies, including any amendments thereto and any additional R&D Plans. Notwithstanding any other provision herein, any changes or modifications to the applicable approved protocol for a Study must be documented in an amended R&D Plan approved by the Steering Committee;

B. Review and approve all Regulatory Filings and other communications with Regulatory Authorities prior to submission thereof with a Regulatory Authority; and

C. Review any reported safety issues, including adverse events reported pursuant to Section 4.2(d);

D. Review and discuss the performance by OST of its activities in the OST Operational Plan in support of the COG Study, and make recommendations to amend the OST Operational Plan; and

E. Establish or amend the responsibilities of, and resolve all disputes referred to by, the Safety Subcommittee.

(b) Steering Committee Authority. The Steering Committee shall only have such powers as are specifically assigned to it in this Agreement, and such powers shall be subject to the terms and conditions set forth herein. Without limiting the generality of the foregoing, the Steering Committee shall have no power to amend this Agreement, and except as otherwise expressly provided herein, no decision of the Steering Committee shall be in contravention of any terms and conditions of this Agreement.

(c) Safety Subcommittee. Promptly after the License Commencement Date, the Steering Committee shall establish a subcommittee to be responsible for coordinating the exchange of safety information related to the Licensed Product and for overseeing filings related to the Licensed Product with Regulatory Authorities and other items that arise from time to time relating to safety matters (the “Safety Subcommittee”). The Safety Subcommittee shall have such authority and decision-making rights and responsibilities as established by the Steering Committee (which cannot in any event be broader than the Steering Committee’s rights and responsibilities under this Section 2.4). The Safety Subcommittee shall meet on such dates and at such places and times agreed to by the parties or otherwise designated by the Steering Committee. The Safety Subcommittee shall remain in place throughout the Term. Each party shall provide information to the Safety Subcommittee on a timely basis in order to afford the other party sufficient time to review and provide comments. The Safety Subcommittee shall consist of an equal number of members from each Advaxis and OST as the Steering Committee determines is appropriate from time to time. All decisions of the Safety Subcommittee on matters for which it has been delegated responsibility shall be made by consensus, with each party having collectively one (1) vote in all decisions. If the Safety Subcommittee cannot reach consensus on an issue that comes before the Safety Subcommittee within thirty (30) days of when such issue was raised, then the parties will refer such matter to the Steering Committee for resolution.

2.5 Committee Decision-Making. Decisions of the Steering Committee with respect to matters within the decision-making authority of the Steering Committee shall be made by majority vote, and each party’s representatives on the Steering Committee will be collectively entitled to a single vote on behalf of Advaxis and OST, respectively. At each Steering Committee meeting, at least one member appointed by OST and one member appointed by Advaxis in attendance at the meeting shall constitute a quorum. If the Steering Committee fails to reach a majority vote on a matter before it for decision for a period in excess of thirty (30) days, and provided that the parties have used good faith efforts to reach a mutually satisfactory resolution (including escalation to senior executive management), then:

(a) Advaxis shall decide matters (i) relating to any matters that raise material safety concerns, including issues regarding safety monitoring of any Clinical Trial conducted by or on behalf of OST, and (ii) any disputes referred to the Steering Committee by the Safety Subcommittee to the extent such disputes relate to safety concerns; and

(b) OST shall decide any matters not set forth in Section 2.5(a), provided, however, that in no event shall OST have the power to resolve such a matter (i) in a manner that would require Advaxis to perform additional activities or incur material expenses not contemplated by this Agreement or the R&D Plan, (ii) with the effect of reducing or delaying payments to Advaxis in contravention of Article 6 of this Agreement or (iii) in contravention of any terms and conditions of this Agreement, including Section 4.5(e).

2.6 Dissolution. Unless otherwise agreed to in writing by the parties, the Steering Committee shall dissolve and cease to exist upon the later of (a) the fifth anniversary of the date of Regulatory Approval of a Licensed Product in the U.S. or (b) six (6) months after the expiration of all R&D Plans. Notwithstanding the foregoing, as of the Amendment Effective Date, the parties have agreed to dissolve the Steering Committee, with all decisions made by the Steering Committee prior to such date to be made by the parties thereafter in accordance with the principles of Section 2.5, and any information or reporting to be conducted directly between the parties.

3.	Access to Data and Technology Transfer

3.1 Access to Data.

(a) As promptly as practicable but no later than sixty (60) days following the Effective Date or as otherwise requested from time to time during the Term by OST, Advaxis shall provide to OST reasonable access to the following data and results relating to any Licensed Product, to the extent such data and results have been generated and are Controlled by Advaxis: top-line summary of all safety-related data (for example, in the form of an investigator’s brochure); Safety Databases; preclinical data and results (regardless of whether such data and results were included in a Regulatory Filing); study reports; and all data and results from any Clinical Trial of any Licensed Product. In addition, as promptly as practicable following completion of a Clinical Trial of any Licensed Product conducted by or on behalf of Advaxis, but in no event later than one hundred twenty (120) days following database lock of such Clinical Trial, Advaxis shall provide to OST reasonable access to the following: completed case report forms for all patients who participated in the Clinical Trial, as and to the extent available; an update as to the status of all ongoing studies (including preclinical and clinical) with respect to the Licensed Product, and any interim data from such studies, to the extent available; and the final study report from such Clinical Trial, to the extent available. If the final study report is not available within one hundred twenty (120) days following database lock, Advaxis shall provide to OST reasonable access to the final study report as promptly as practicable once it becomes available.

(b) As promptly as practicable but no later than one hundred twenty (120) days following the database lock of any Clinical Trial of a Licensed Product conducted by or on behalf of OST, or as otherwise requested from time to time during the Term by Advaxis, OST shall provide to Advaxis reasonable access to the following: top-line summary of all safety-related data (for example, in the form of an investigator’s brochure); Safety Databases; preclinical data and results (regardless of whether such data and results were included in a Regulatory Filing); completed case report forms for all patients who participated in the Clinical Trial, as and to the extent available; study reports, including the final study report from such Clinical Trial, to the extent available; an update as to the status of all ongoing studies (including preclinical and clinical) with respect to the Licensed Product, and any interim data from such studies, to the extent available; and all data and results from any completed Clinical Trial of any Licensed Product conducted by or on behalf of OST. If the final study report from such Clinical Trial is not available within one hundred twenty (120) days following database lock, OST shall provide to Advaxis reasonable access to the final study report as promptly as practicable once it becomes available.

3.2 Technology Transfer. Promptly following the License Commencement Date, the parties (through their respective members on the Steering Committee) shall meet, develop a plan for, and manage the orderly transfer to OST of certain pre-clinical, clinical, and safety data or other Advaxis HER2 Know-How that is Controlled by Advaxis that is related to and necessary for OST’s Development and commercialization of the Licensed Products in the Field (“Technology Transfer”).

4.	Development, Supply, Regulatory, Manufacturing, and Commercialization

4.1 R&D Activities and Matters. During the R&D Term and as further provided in the R&D Plan:

(a) Subject to the authority of the Steering Committee as described in Section 2.4, OST has the sole right and responsibility for the financing, management, Research and Development for the Licensed Products in accordance with the R&D Plan;

(b) OST shall consult with, and consider in good faith any input provided by, Advaxis regarding any material plans or decisions regarding the Development of Licensed Products; and

(c) With respect to the COG Study and any other Studies, OST shall be responsible for any and all Clinical Trials necessary to receive Regulatory Approval in each jurisdiction within the Territory in the Field, at its sole expense.

4.2 Regulatory Matters.

(a) Regulatory Ownership. Following the License Commencement Date, (i) OST will be the responsible party for all Regulatory Filings for the Licensed Products in the Field, including Regulatory Approval of the BLA for the First Indication by the FDA and any other Regulatory Authorities, and (ii) OST shall own all Regulatory Filings related to the Licensed Products in the Field. To the extent necessary to seek, obtain or maintain Regulatory Approval, Advaxis hereby grants to OST the right to cross-reference other Advaxis INDs in such Regulatory Filings or for other regulatory purposes as it relates to the Licensed Product. Advaxis shall have the right to charge OST up to Sixty Five Thousand U.S. Dollars ($65,000) for the grant of the cross-reference rights set forth in the immediately preceding sentence, subject to payment in accordance with Section 7.1. Notwithstanding anything to the contrary in the forgoing, OST shall not be permitted and have no authority to include or disclose any information relating to or constituting part of the Advaxis Platform Technology or Advaxis Other Patents in any Regulatory Filing, without Advaxis’s prior written consent which consent shall be given or withheld in Advaxis’s sole discretion. OST hereby grants to Advaxis the right to cross-reference any Regulatory Filings for the Licensed Products in the Field, solely to the extent necessary for Advaxis to seek, obtain or maintain regulatory approval of Advaxis products.

(b) Regulatory Filings and Safety Databases. As promptly as practicable, Advaxis will transfer to OST any Regulatory Filings controlled by Advaxis for the Licensed Products in the Field. From and after the License Commencement Date, OST (or its designee) shall file and hold title to all Regulatory Filings relating to the Licensed Products in the Field, provided, however, that Advaxis shall have the right to reference any nonclinical, CMC and safety data (including Safety Databases) or other Regulatory Filings or Regulatory Approvals of OST relating to the Licensed Products in any Regulatory Filings made by or on behalf of Advaxis outside of the Field. From and after the License Commencement Date, as between the parties, OST shall be responsible for preparing, filing and maintaining, and shall have the exclusive right to reference, any and all Regulatory Filings, Safety Databases, and related submissions with respect to the Licensed Products in the Field.

(c) Other Regulatory Activities and Safety Matters. Beginning on the License Commencement Date, OST (or its Affiliate or Sublicensees) shall be responsible for reporting all adverse drug reaction experiences related to the Licensed Product in connection with the Development of Licensed Products to the applicable Regulatory Authorities in the countries in the Territory in which the Licensed Product is being developed, in accordance with the applicable laws of the relevant countries and Regulatory Authorities. OST shall provide Advaxis notice of any material safety event immediately and provide copies of all reports to Advaxis. Each party shall cooperate fully with the other on any communication matters that relate directly to the safety of the Licensed Product. The parties shall negotiate in good faith to enter into a reasonable and industry typical Pharmacovigilance Agreement within ninety (90) days following the License Commencement Date to set forth the safety data exchange procedures to be followed by the parties for the collection, investigation, reporting and exchange of information concerning adverse events or complaints relating to the Licensed Product. Further, from and after the License Commencement Date, OST will be responsible for all regulatory activities involving the Licensed Products thereafter including periodic safety reviews, annual reports, OPDP submissions, the development and implementation of a pharmacovigilance program (subject to the separate Pharmacovigilance Agreement entered into by the parties), and all fees and costs associated with Regulatory Filings or Regulatory Approvals (including annual product fees and establishment fees).

(d) Regulatory Meetings and Communications. Notwithstanding any other provision herein, (i) Advaxis shall have the right to participate in and attend any meetings or conferences with the FDA or other Regulatory Authorities relating to the Licensed Products; (ii) OST shall keep Advaxis informed of, the status of the preparation of all Regulatory Filings and other communications with Regulatory Authorities, Regulatory Authority review of any such Regulatory Filings, and all Regulatory Approvals that it obtains with respect to the applicable Licensed Product; and (iii) OST shall provide to Advaxis copies of all final Regulatory Filings it submits promptly after the submission.

4.3 Supply and Manufacturing.

(a) Initial Supply. OST shall purchase from Advaxis existing finished drug Licensed Product (the “Initial Supply”).

(b) Quality and Safety.

(i) Notwithstanding anything in this Agreement to the contrary, all Materials (including Licensed Product provided pursuant to Section 4.3(a)) provided to OST by or on behalf of Advaxis are provided on an “AS-IS” basis and subject to the disclaimer of Section 9.4 of the Agreement. OST shall be responsible for (i) the Materials meeting any and all clinical and commercial supply, shelf-life, efficacy, design, safety, and quality requirements; and (ii) the testing of Materials and Licensed Products to assure that they meet applicable specifications and quality standards. Any additional supply of Materials provided to OST by or on behalf of Advaxis shall be provided at OST’s sole cost and expense.

(ii) Advaxis shall have the right to perform and conduct quality and safety audits of OST, or participate with OST in its quality and/or facilities audit of its Third Parties utilized for sequencing, manufacturing, testing, disposition, storage, or transportation of Materials once per twelve (12) month period, or at any time in the event of a material quality or safety issue. From time to time, Advaxis shall have the right to conduct safety-related site visits and audits, or designate an independent monitor, for all Clinical Trials, in each case in accordance with any applicable Pharmacovigilance Agreement agreed upon by the parties in accordance with Section 4.2(d).

4.4 Commercialization.

(a) OST and its Sublicensees will be have the sole right and responsibility for the financing, management, marketing, post-Regulatory Approval commercial opportunities, and post marketing obligations relating to the Licensed Product in the Field (including any and all costs associated therewith).

(b) In the event that OST desires the ability to grant a global license under the Advaxis Technology to commercialize the Licensed Products in the Field to a Sublicensee, OST may negotiate a sublicense from Knight under the Knight License for the global commercial rights, including Canada, in order to secure and close a bona fide global deal with such Sublicensee.

4.5 Conduct of Activities.

(a) From and after the Effective Date, OST shall use Commercially Reasonable Efforts to pursue clinical Development, Regulatory Approvals and commercialization of the Licensed Products in the Field, in each case in accordance with the applicable R&D Plan. Within thirty (30) days following a written request from Advaxis (at a frequency of no more than semi-annually until completion of the COG Study and annually thereafter), OST shall furnish to Advaxis a written report, describing in reasonable detail, OST’s activities to Develop, manufacture and commercialize the Licensed Products, including such activities identified in the OST Operational Plan.

(b) From and after the Effective Date, OST shall have the sole right and responsibility to conduct regulatory activities (including, without limitation, Regulatory Filings and Regulatory Approvals) for each Licensed Product in the Field.

(c) In performing all activities hereunder, OST shall (and shall use Commercially Reasonable Efforts to cause its Affiliates and Sublicensees, as applicable, to agree to) use relevant facilities and equipment in a good scientific manner and in compliance with applicable scientific standards, laboratory practices and legal and regulatory requirements, and retain adequately trained personnel and engage and control adequately qualified internal or external personnel and collect and Develop all relevant Know-How for the Research, Development and commercialization of Licensed Products in the Field.

(d) OST (and its Affiliates) shall perform its activities with respect to Licensed Products in the Field in the Territory in good scientific manner and in compliance with all requirements of applicable laws, rules and regulations, including (as applicable): the U.S. Federal Food, Drug and Cosmetic Act, as amended (FFDCA), the U.S. Public Health Service Act (PHSA), the rules governing medicinal products in the European Union and further national legislation, regulatory provisions regarding protection of animal or human subjects, GCP, GLP, GMP, IND regulations, and any conditions imposed by a Regulatory Authority, and comparable statutes and regulatory requirements in other jurisdictions. OST shall use Commercially Reasonable Efforts to cause its Sublicensees to agree in writing to perform their activities with respect to Licensed Product in accordance with this paragraph.

(e) Notwithstanding any other provision herein, Advaxis will have the right to review and approve or reject the protocols for the COG Study and any additional Clinical Trials, provided, however, that any protocols not approved or rejected by Advaxis within twenty (20) business days after receipt of such protocol by Advaxis shall be deemed to be approved. Advaxis shall provide an explanation of the basis for any rejection at a reasonable level of detail. Further, Advaxis shall have the right to approve or reject any Clinical Trial design for Studies, any material modifications of an ongoing Study, any safety monitoring procedures of any proposed or ongoing Study, or any other issues that arise from time to time relating to safety, except where any such design, modification or procedure is required by a Regulatory Authority. In exercising its right to approve or reject as set forth in the foregoing sentence, Advaxis shall act in good faith to maximize OST’s ability to Develop and commercialize the License Products, while taking into account all relevant factors, including safety factors.

5.	Grant of Licenses

5.1 License Grant to OST. Subject to the terms and conditions of this Agreement, beginning on the License Commencement Date and continuing during the Term, Advaxis hereby grants to OST: (a) an exclusive, irrevocable (except in connection with a termination), royalty-bearing license, with the right to grant sublicenses as provided in Section 5.3, under and to Advaxis HER2 Construct Patents and Advaxis HER2 Know-How, within the Territory to Research and Develop, conduct Studies, obtain Regulatory Approval of, use, make and have made, import, sell, offer for sale and otherwise dispose of Licensed Products solely in the Field and Territory; and (b) an exclusive, irrevocable (except in connection with a termination), royalty-bearing license, under the terms of this Agreement, under and to the Advaxis Other Patents solely to the extent required in order to make, use, and have made, import, sell, offer for sale and otherwise dispose of Licensed Products solely in the Field and within the Territory.

5.2 License Grant to Advaxis. Subject to the terms and conditions of this Agreement, during the Term, OST hereby grants to Advaxis a non-exclusive, worldwide, royalty-free license under the OST Background Patents and OST Technology, solely to perform Advaxis’s obligations under a R&D Plan for OST or as otherwise required or requested by OST hereunder during the Term.

5.3 Sublicenses. OST shall have the right to grant sublicenses of the rights licensed to it under Section 5.1, as applicable, solely as follows: (a) in connection with Development and regulatory activities related to Studies for the First Indication, to COG and to other Third Parties who are either approved by an authorized representative of Advaxis in writing or identified in Exhibit B attached hereto; (b) in connection with manufacture and testing of Licensed Products, to Third Parties who are either approved by an authorized representative of Advaxis in writing or identified in Exhibit B attached hereto; or (c) in connection with any other Development and commercialization activities, to any Affiliate or other Third Parties who are approved by an authorized representative of Advaxis in writing. Without limiting the foregoing, Advaxis may (i) and revise the Third Parties identified in Exhibit B at any time or (ii) withhold its approval to sublicense, in each case ((i) and (ii)), where Advaxis has a reasonable concern with the capability, experience and resources of the proposed sublicensee to perform the activities set forth in the foregoing Sections 5.3(a), (b) and (c) or comply with the terms of this Agreement (including enabling OST to comply with its obligations under this Agreement) or where the proposed sublicensee has a reputation for failing to manufacture products in accordance with GMP or otherwise comply with applicable law. Notwithstanding the foregoing, OST recognizes that any sublicensing of Advaxis Technology licensed from Penn will require Penn’s consent, and subject to Section 9.1(d), Advaxis will use Commercially Reasonable Efforts to obtain Penn’s consent for any sublicenses that meet the applicable requirements as promptly as possible. If Penn grants such consent, OST hereby agrees that it shall require in any such sublicense that its sublicensee be subject to all terms and conditions of the Penn Agreement applicable to a “sublicensee” thereunder. Further, OST shall remain primarily liable to Advaxis for all of OST’s duties and obligations contained in this Agreement and any act or omission of any of its sublicensees which would be a breach of this Agreement if performed by OST shall be deemed to be a breach by OST of this Agreement.

5.4 No Implied License. No right or license under any Patents or other intellectual property rights of a party is granted or shall be granted by implication to the other party, and each party covenants not to practice or use any Patents or other intellectual property rights of the other party except pursuant to the licenses expressly granted in this Agreement or any other written agreement between the parties. All such rights or licenses are or shall be granted only as expressly provided in the terms of this Agreement. Each party further covenants and agrees that it shall not (and shall cause its Affiliates and Sublicensees to agree not to), either directly or indirectly, use the Advaxis Technology (in the case of OST), or the OST Technology (in the case of Advaxis), in any manner not expressly set forth in Sections 5.1 or Section 5.2, as applicable. Without derogating from the foregoing, during the Term, OST and its Affiliates shall not, alone or with any Third Party, Research, Develop, manufacture or commercialize Licensed Product or provide support to or otherwise facilitate the Research, Development, manufacture or commercialization of Licensed Product, either (a) in the Territory for use outside of the Field or (b) outside of the Territory for any use.

5.5 Penn Agreement. Advaxis represents and warrants to OST that it has provided to OST a true, correct and complete copy of the Penn Agreement. OST hereby agrees to be bound by all terms and conditions of the Penn Agreement applicable to a “sublicensee” thereunder.

5.6 Change of Control of Advaxis. Notwithstanding anything to the contrary herein, any Patents, Know-How or other intellectual property rights Controlled by a Person that acquires Advaxis in a Change of Control will not be considered “Controlled” by Advaxis for purposes of this Agreement solely as a result of such Change of Control, provided that any Patent that claims priority, directly or indirectly, to any other Patent first Controlled by Advaxis or any of its Affiliates before such Change of Control will be Controlled thereafter no matter when such Patent is filed or issued.

6.	Funding, Fees and Payments

6.1 Intentionally Left Blank.

6.2 License Commencement Payment. In recognition and in consideration of the clinical data and supply of the Licensed Product provided to OST hereunder and the research and development investments that Advaxis has incurred prior to the date hereof with respect to the ADXS-HER2 Construct, OST shall, within five (5) business days following its achievement of the Funding Milestones (as defined below), make a one-time, non-refundable payment to Advaxis of One Million Five Hundred Fifty Thousand US Dollars ($1,550,000) (the “License Commencement Payment”). OST agrees to pay Advaxis a non-refundable monthly fee of Thirty-Five Thousand US Dollars ($35,000) (each, a “Monthly Payment”) which shall be creditable against the License Commencement Payment, and covers payment for the Initial Supply. The first Monthly Payment shall be due and payable within five (5) days after the Amendment Effective Date. All subsequent Monthly Payments shall be due and payable on the first day of each month until such time that the entire License Commencement Payment is paid in full.

6.3 Sublicensing Revenue. Upon OST’s receipt of any Sublicensing Revenue, OST shall deliver to Advaxis ten percent (10%) of such Sublicensing Revenue in cash or, at Advaxis’ sole option, other consideration.

6.4 Milestone Payments.

(a) Immediately upon the first achievement of each of the events set forth below (each, a “Milestone”) OST shall notify Advaxis in writing of such occurrence, and within five (5) business days following such occurrence, OST shall pay to Advaxis the corresponding amount set forth below (each, a “Milestone Payment”).

Milestone		Milestone Payment
1.	OST has secured funding of at least Two Million Three Hundred Thirty-Seven Thousand Five Hundred US Dollars ($2,337,500), in the aggregate (the “Funding Milestone”)	License Commencement Payment
2.	The earlier to occur of: (A) OST having secured at least Eight Million US Dollars, in the aggregate or (B) Completion of the first Clinical Trial (with “Completion” meaning that the final patient has been enrolled in first Clinical Trial).	$2,750,000
3.	The earlier to occur of: (A) receipt of Regulatory Approval from the FDA for the First Indication of the first Licensed Product or (B) Initiation of the first Registrational Trial of the first Licensed Product in the Field	$3,500,000
4.	Cumulative Net Sales of all Licensed Products in excess of Twenty Million US Dollars ($20,000,000)	$1,500,000
5.	Cumulative Net Sales of all Licensed Products in excess of Fifty Million US Dollars ($50,000,000)	$5,000,000
6.	Cumulative Net Sales of all Licensed Products in excess of One Hundred Million US Dollars ($100,000,000)	$10,000,000

(b) All Milestone Payments are non-creditable and non-refundable and shall be due and payable upon the occurrence of the corresponding date or Milestone regardless of any failure by OST to provide the notice required by Section 6.4(a). For clarity, each Milestone Payment is payable only once.

6.5 Royalty Payments.

(a) On an aggregate basis across all Licensed Products under this Agreement and during the Royalty Term, OST shall pay quarterly to Advaxis royalties on Net Sales of Licensed Products at a rate of Ten Percent (10%) with respect to all Net Sales in a given Calendar Quarter. Advaxis shall pay any royalties under the Penn Agreement to Penn promptly upon receipt of the royalty payment under this paragraph and if Advaxis fails to do so, OST may pay Penn directly and deduct such payments from the royalties due to Advaxis hereunder.

(b) Except as otherwise expressly provided in Section 9.1(d), OST shall have the right (but not the obligation), at its own expense, for obtaining any licenses from any Third Parties (that are not Sublicensees of OST with respect to a Licensed Product in such country), to Patents that cover Advaxis Technology or a Licensed Product that OST determines may be reasonably necessary or useful to allow OST and its Sublicensees to Research, Develop, conduct clinical trials, obtain Regulatory Approval of, make, have made, use, import, offer for sale, sell, export or otherwise exploit, a given Licensed Product in a particular country within the Territory (each such Patent, a “Third Party Patent”).

6.6 Intentionally Left Blank.

7.	Payment; Records; Audits

7.1 Payment; Reports. Except as otherwise expressly provided in this Agreement, payments shall be made within thirty (30) days after receipt of the applicable invoice issued in accordance with Section 6. The royalty payments due by OST to Advaxis under Section 6.5 shall be calculated, reported, and paid for each Calendar Quarter within sixty (60) days after the end of each Calendar Quarter during which the applicable Net Sales occurred and shall be accompanied by a report setting forth Net Sales of Licensed Products by OST and its Affiliates and Sublicensees in reasonably sufficient detail to permit confirmation of the accuracy of the royalty payment made, including the gross sales and Net Sales of each Licensed Product, on a country-by-country basis, and the exchange rates used in accordance with Section 7.2.

7.2 Manner and Place of Payment. All references to dollars and “$” herein shall refer to U.S. dollars. When conversion of payments from any currency other than U.S. dollars is required, such conversion shall be calculated using the average rate of exchange over the applicable Calendar Quarter to which the sales relate, in accordance with GAAP and the then current standard methods of OST or the applicable Sublicensee, to the extent reasonable and consistently applied; provided, however, that if, at such time, OST or the applicable Sublicensee does not use a rate for converting into U.S. dollar equivalents that is maintained in accordance with GAAP, then such party shall use an exchange rate equal to the rate of exchange for the currency of the country from which such payments are payable as published by The Wall Street Journal, Western U.S. Edition, as of the last day of the applicable Calendar Quarter in which the applicable sales were made (or, if unavailable on such date, the first date thereafter on which such rate is available). All payments hereunder shall be payable in U.S. dollars. All payments owed under this Agreement shall be made by wire transfer in immediately available funds to a bank and account designated in writing by the receiving party, unless otherwise specified in writing by such party.

7.3 Taxes.

(a) The parties acknowledge and agree that it is their mutual objective and intent to minimize, to the extent feasible, taxes payable with respect to their collaborative efforts under this Agreement and that they shall use their Commercially Reasonable Efforts to cooperate and coordinate with each other to achieve such objective. For the avoidance of doubt, as between the parties, OST shall be responsible for any Branded Prescription Drug Fees that may be levied under section 9008 of the Affordable Care Act with respect to any Licensed Product sold.

(b) Subject to this Section 7.3(b), Advaxis will pay any and all taxes levied on account of any payments made to it under this Agreement. If any taxes are paid or required to be withheld by OST for the benefit of Advaxis on account of any payments payable to Advaxis under this Agreement, OST will (i) deduct such taxes from the amount of payments otherwise due to Advaxis, (ii) timely pay the taxes to the proper taxing authority, (iii) send proof of payment to Advaxis as promptly as practicable following such payment and (iv) cooperate with Advaxis in any way reasonably required by Advaxis to obtain available reductions, credits or refunds of such taxes.

(c) All remuneration amounts payable by OST to Advaxis are net amounts. OST shall be responsible for all Value Added Taxes (“VAT”), if any, attributable to transactions contemplated by this Agreement upon receipt of a valid VAT invoice and without any offset or reimbursement from Advaxis. Advaxis shall cooperate with OST in any way reasonably requested by OST to obtain available reductions, credits or refunds of any VAT amounts attributable to transactions contemplated by this Agreement. For clarity, this Section 7.3(c) is not intended to limit OST’s right to deduct value-added taxes in determining Net Sales.

(d) In the event that any tax is owing as a result of any action by OST, including any assignment or sublicense (including assignment to, or payment hereunder by, another OST-related entity or Affiliate), or any failure on the part of OST or its Affiliates to comply with applicable tax laws or filing or record retention requirements, that has the effect of modifying the tax treatment of Advaxis hereto, then the payment in respect of which such tax is owing shall be made without deduction for or on account of such tax to ensure that Advaxis receives a sum equal to the sum which it would have received had such tax not been due or otherwise, and any such payment shall be made after deduction of such tax. Each party shall cooperate with the other party in any way reasonably requested by the other party to minimize the tax implications of any such action.

7.4 Records; Audit. During the Royalty Term and for five (5) years thereafter, OST shall keep, and shall cause its Affiliates and Sublicensees to keep, complete and accurate records pertaining to the sale or other disposition of Licensed Product in sufficient detail to permit Advaxis to confirm the accuracy of payments due hereunder. Advaxis shall have the right, upon thirty (30) days’ prior written notice to OST, to cause an independent, certified international public accounting firm reasonably acceptable to OST to audit such records during OST’s normal business hours with the purpose of confirming the number of Licensed Product units sold, the gross sales and Net Sales of Licensed Product, the royalties payable, the method used to calculate the royalties payable, and the exchange rates used in accordance with Section 7.2. An audit under this Section 7.4 shall not occur more than once in any Calendar Year, except in the case of any subsequent “for cause” audit. The accounting firm shall disclose to Advaxis only whether the reports are correct or incorrect and the specific details concerning any discrepancies. No other information shall be provided to Advaxis. The accounting firm shall provide OST with a copy of any disclosures or reports made to Advaxis and OST shall have an opportunity to discuss such disclosures or reports with Advaxis and the accounting firm. Information, disclosures, or reports arising from any such examination shall be Confidential Information of OST subject to the confidentiality and other obligations of Article 10. Prompt adjustments shall be made by the parties to reflect the results of such audit (but in no event later than forty-five (45) days thereafter). Advaxis shall bear the full cost of such audit unless such audit discloses a variance of more than the greater of (x) ten percent (10%) of the payments due under this Agreement or (y) One Million US Dollars ($1,000,000), in which case, OST shall bear the full cost of such audit.

8.	Intellectual Property

8.1 Ownership of Inventions and Licensed Technology.

(a) Regardless of inventorship, as between the parties, Advaxis shall own all right, title, and interest in and to any and all Inventions and any and all Invention Patents and other intellectual property rights thereto. OST shall, and hereby does, assign, license and otherwise transfer, and shall cause its Affiliates and its and its Affiliates’ respective Representatives to assign, license and otherwise transfer, to Advaxis and its permitted successors and assigns, without requirement of additional consideration, all such right, title and interest in and to any and all Inventions and any and all Invention Patents and other intellectual property rights thereto. OST hereby unconditionally and irrevocably waives any right it may have under applicable law to require consent, joinder, participation, payment or accounting with respect to such Inventions and such Invention Patents and other intellectual property rights thereto.

(b) Each party shall perform its activities under this Agreement exclusively through personnel who are subject to written obligations to assign intellectual property created in the course of their employment (or other engagement) to such party or its Affiliates.

8.2 Patent Prosecution and Maintenance.

(a) Advaxis HER2 Construct Patents. Advaxis shall have the first right to control the Prosecution and Maintenance of Advaxis HER2 Construct Patents. Prior to the License Commencement Date, Advaxis shall be solely responsible for the expenses for the Prosecution and Maintenance of the Advaxis HER2 Construct Patents. Commencing on the License Commencement Date and during the remainder of the Term, OST shall be solely responsible for all expenses incurred for the Prosecution and Maintenance of the Advaxis HER2 Construct Patents. Advaxis shall correspond with OST as to the Prosecution and Maintenance of the Advaxis HER2 Construct Patents reasonably prior to any deadline or action with any patent office, shall consult with OST at OST’s request, and shall furnish to OST copies of all relevant drafts and documents reasonably in advance of such deadline or action. Advaxis shall keep OST reasonably informed of progress with regard to such Prosecution and Maintenance of such Advaxis HER2 Construct Patents, and shall provide to OST copies of all material patent office submissions of such Advaxis HER2 Construct Patents within a reasonable amount of time following submission thereof by Advaxis. If Advaxis determines not to pursue or continue the Prosecution and Maintenance of any Advaxis HER2 Construct Patents, then Advaxis shall provide reasonable prior written notice to Advaxis of such determination prior to the next deadline for any action that may be taken with respect to such Patent with the applicable patent office, and OST shall have the right, but not the obligation, to undertake such Prosecution and Maintenance at its expense. If OST determines it no longer wishes to financially support the Prosecution and Maintenance of any Advaxis HER2 Construct Patent, OST shall notify Advaxis and the parties shall discuss and determine in good faith to take one of the following actions: (a) discontinue the Prosecution and Maintenance of such Advaxis HER2 Construct Patent; (b) continue Prosecution and Maintenance of such Advaxis HER2 Construct Patent at OST’s expense; or (c) continue Prosecution and Maintenance of such Advaxis HER2 Construct Patent at Advaxis’s sole discretion and expense, and such Patent will then not be included in the licenses granted under Section 5.1.

(b) Advaxis Other Patents. As between the parties, Advaxis shall have the sole right, at Advaxis’s sole expense, to control the Prosecution and Maintenance of Advaxis Other Patents. Notwithstanding the foregoing, if Advaxis determines it no longer wishes to Prosecute and Maintain a subset of Advaxis Other Patents in which OST has an interest, Advaxis will consider in good faith any request by OST for Advaxis to continue to control the Prosecution and Maintenance of such subset of Advaxis Other Patents, at OST’s sole expense.

(c) Cooperation of the Parties. Each party shall cooperate with the other party in connection with all activities relating to the Prosecution and Maintenance of the Invention Patents undertaken by such other party pursuant to Section 8.2(a) and Section 8.2(b), including: (a) making available in a timely manner any documents or information such other party reasonably requests to facilitate such other party’s Prosecution and Maintenance of the Invention Patents pursuant to Section 8.2(a) and Section 8.2(b); and (b) if and as appropriate, signing (or causing to have signed) all documents relating to the Prosecution and Maintenance of any Invention Patents by such other party. Each party shall, if requested, permit such other party to participate at its own expense in any opposition, interference, appeal, inter partes review, post-grant review or similar proceeding with respect to any Invention Patent to the extent the same are directed to any Licensed Product, or manufacturing or use thereof.

8.3 Records. Each party shall maintain contemporaneous, complete, and accurate records of its Representatives’ activities concerning Inventions that provide proof of the conception date and reduction to practice date of any Invention.

8.4 Infringement or Misappropriation by Third Parties.

(a) Notice. In the event that either party becomes aware of actual or threatened infringement or misappropriation of any Advaxis Patent, or a party becomes aware of actual or threatened infringement or misappropriation of any Advaxis Patent, in each case by the manufacture, sale, offer for sale, use or importation of a Licensed Product in the Field within the scope of the license grant to OST in Section 5.1 by a Third Party, including the filing of any certification pursuant to the Biologics Price Competition and Innovation Advaxis of 2009 (or any amendment or successor statute thereto) or any equivalent thereof (any of the foregoing, an “Infringement”), that party shall promptly notify the other party in writing.

(b) Advaxis HER2 Construct Patents. OST shall have the first right, but not the obligation, to initiate and control any Infringement proceedings or take other appropriate actions against an Infringement of the Advaxis HER2 Construct Patents, take steps to enforce or defend any such Patent and control, settle, and defend such suit, or to defend a challenge of the such Patents in a declaratory judgment action, in each case at its OST’s expense and by counsel reasonably acceptable to Advaxis. Advaxis shall reasonably cooperate in any such litigation (including joining or being named a necessary party thereto) at OST’s expense. If OST fails to bring any such action or proceeding with respect to an Infringement by the sooner of (i) one hundred and eighty (180) days after becoming aware of the infringement, or (ii) thirty (30) days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, then, with respect only to the Advaxis Patents, Advaxis shall have the right, but not the obligation, to bring and control any such action at its own expense and by counsel of its own choice, and OST shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.

(c) Advaxis Other Patents. Advaxis shall have the sole right, but not the obligation, to initiate and control any Infringement proceedings or take other appropriate actions against an Infringement of any Advaxis Other Patent, take steps to enforce or defend any such Advaxis Other Patent and control, settle, and defend such suit, or to defend a challenge of the such Patents in a declaratory judgment action, in each case at Advaxis’s expense. Without limiting the foregoing, Advaxis will consider in good faith, but shall not be required to grant any request by OST to enforce such Advaxis Other Patent with respect to such Infringement.

(d) Allocation of Recoveries. Except as otherwise agreed to by the parties, any recovery realized as a result of any infringement proceeding or other action with respect to any Advaxis HER2 Construct Patent pursuant to Section 8.4(b), after reimbursement of any litigation expenses of Advaxis and OST, shall be (i) provided to, or retained by, as applicable, by OST and (ii) treated as Net Sales of a Licensed Product for purposes of royalty calculations in the period in which payment of such recovery was received. Advaxis shall retain any and all recovery realized as a result of any proceeding or other action with respect to any Advaxis Other Patent pursuant to Section 8.4(c).

(e) Cooperation. In the event a party brings an infringement proceeding or other action in accordance with this Section 8.4, the other party shall reasonably cooperate with the party bringing the proceeding, including, if legally required to bring such action, being named as a party. The parties shall keep one another informed of the status of their respective activities regarding any proceeding or action undertaken with respect to (i) an Invention Patent, or (ii) any Advaxis Background Patent that Covers Licensed Products, pursuant to this Section 8.4 or settlement thereof, and the parties shall assist one another and cooperate in any such action at the other’s reasonable request.

8.5 Defense and Settlement of Third Party Claims.

(a) Notice. Each party shall promptly notify the other in writing of (i) any allegation by a Third Party that the activity of either of the parties pursuant to this Agreement infringes or may infringe the intellectual property rights of such Third Party or (ii) any declaratory judgment action that is brought naming either party as a defendant and alleging invalidity of any of the OST Background Patents or Advaxis Patents.

(b) Allegation of Infringement by OST. OST shall have the sole right to control any defense of any such claim involving alleged infringement of Third Party rights by OST’s activities at its own expense and by counsel of its own choice, and Advaxis shall have the right, at Advaxis’ own expense, to be represented in any such action by counsel of its own choice. OST shall not have the right to settle any patent infringement litigation under this Section 8.5 in a manner that admits the invalidity or unenforceability of any claim of any Advaxis Patent, or that may be reasonably expected to adversely affect Advaxis’s rights or benefits or impose on Advaxis any restrictions or obligations or other liabilities, without the written consent of Advaxis, which consent shall not be unreasonably withheld.

(c) Declaratory Judgement. Advaxis shall have the sole right to control any defense of any declaratory judgment action alleging invalidity of any of any Advaxis Patent. OST shall have the first right to control any declaratory judgment action that alleging invalidity of any of OST Background Patent.

8.6 Patent Extension. Advaxis shall have the sole right to determine which Patents claiming, covering, or that is directed to a given Licensed Product, should be extended, and thereafter the parties shall cooperate in obtaining patent term restorations, supplemental protection certificates and/or their equivalents, and other forms of patent term extensions for a given Licensed Product with respect to any applicable such Patent in any country or region where applicable; provided that OST shall not have the right to seek any such restoration, supplemental protection certificate or other extension of any Advaxis Other Patent without Advaxis’s prior written consent.

9.	Representations, Warranties and Covenants

9.1 Mutual Covenants.

(a) Employees, Consultants and Contractors. Each party covenants that it has obtained or will obtain (or in the event of its Sublicensees, cause its Sublicensees to obtain) written agreements from each of its or its Sublicensees’ employees, consultants and contractors who perform Research or Development activities pursuant to this Agreement, which agreements will obligate such persons to obligations of confidentiality and non-use and to assign Inventions and Invention Patents in a manner consistent with the provisions of this Agreement.

(b) Debarment. Each party represents, warrants and covenants to the other party that it is not debarred or disqualified under the Federal Food, Drug, and Cosmetic Act in the United States or comparable laws in any country or jurisdiction and, to its knowledge, does not, and will not during the Term, knowingly employ or use, directly or indirectly, including through Affiliates, the services of any person who is debarred or disqualified, in connection with activities relating to any Licensed Product. In the event that a party becomes aware of the debarment or disqualification or threatened debarment or disqualification of any Person providing services to Advaxis, directly or indirectly, including through Affiliates, which directly or indirectly relate to activities contemplated by this Agreement, Advaxis shall promptly notify the other party in writing and Advaxis shall cease employing, contracting with, or retaining any such Person to perform any such services.

(c) Compliance. OST covenants to Advaxis that:

(i) In the performance of its obligations under this Agreement, OST shall comply in all material respects, and shall cause its and its Affiliates’ employees and contractors to comply in all material respects, with all applicable laws, rules and regulations.

(ii) As of the Effective Date through the expiration and termination of this Agreement, OST and, to its knowledge, its and its Affiliates’ employees and contractors, shall not, in connection with the performance of their respective obligations under this Agreement, directly or indirectly through Third Parties, pay, promise or offer to pay, or authorize the payment of, any money or give any promise or offer to give, or authorize the giving of anything of value to a Public Official or Entity or other person for the purpose of obtaining or retaining business for or with, or directing business to, any Person, including Advaxis (it being understood that, without any limitation to the foregoing, OST, and to its knowledge, its and its Affiliates’ employees and contractors, has not directly or indirectly promised, offered or provided any corrupt payment, gratuity, emolument, bribe, kickback, illicit gift or hospitality or other illegal or unethical benefit to a Public Official or any other Person in connection with the performance of OST’s obligations under this Agreement, and shall not, directly or indirectly, engage in any of the foregoing).

(d) Third Party Consents. Advaxis will obtain any necessary consents from Penn or other Third Parties (including any licenses from Third Parties, which shall be obtained on commercially reasonable terms) required to grant the license in Section 5.1 to OST within the Territory. Except as otherwise provided in Section 6.5, the payment of royalties on Net Sales to any Third Parties within the Territory (but not any fixed license fees or milestone fees paid to such Third Parties) will be at Advaxis’s sole cost and expense, and in the event Advaxis fails to pay any such royalties on net sales or obtain any necessary Third Party consents within the Territory, OST’s sole and exclusive remedy will be the deductions of amounts owed hereunder to Advaxis as set forth in Section 6.5(a) and Section 6.6(d).

9.2 Mutual Representations and Warranties. Each party represents and warrants to the other that, as of the Effective Date: (a) it is duly organized and validly existing under the laws of its jurisdiction of incorporation, and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof, (b) it is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the person or persons executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate action, and (c) this Agreement is legally binding upon it, enforceable in accordance with its terms, and does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material applicable law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

9.3 Advaxis Representations and Warranties. Advaxis represents, warrants and covenants to OST, as of the Effective Date, that:

(a) During the Term, Advaxis will not grant any license to any Third Party under or with respect to the Advaxis Patents set forth in Exhibit A that would conflict with the rights granted to OST hereunder or terminate any rights granted by a Third Party to Advaxis or its Affiliates that are further sublicensed to OST hereunder.

(b) As of the License Commencement Date, no claim or action has been brought or, to Advaxis’s knowledge, threatened by any Third Party alleging that (i) the Advaxis Patents are invalid or unenforceable or (ii) use of the Advaxis Technology infringes or misappropriates or would infringe or misappropriate any right of any Third Party, and no Advaxis Patent is the subject of any interference, opposition, cancellation or other protest proceeding.

(c) To Advaxis’s knowledge, as of the License Commencement Date, OST’s exercise of the rights licensed under Section 5.1 does not infringe or misappropriate any intellectual property right of any Third Party.

(d) As of the License Commencement Date, all pre-clinical, clinical and other studies and tests conducted by or on behalf of or sponsored by Advaxis involving or related to the Licensed Products in the Field were and, if still pending, are being conducted in all material respect in accordance with standard medical and scientific research procedures and all applicable local, state and federal laws, rules and regulations, including, but not limited to, the Public Health Service Act and the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312.

(e) As of the License Commencement Date, all applications, submissions, notifications, data and other information submitted to the FDA or any other Regulatory Authorities relating to the Licensed Products in the Field, when submitted, were true, complete and correct in all material respects as of the date of submission

(f) As of the License Commencement Date, there are no pending actions, claims, investigations, suits or proceedings against Advaxis or its Affiliates, or before or by any Regulatory Authority, with respect to the Advaxis Technology.

(g) To Advaxis’s knowledge, as of the License Commencement Date, no Third Party, including any current or former employee or consultant of Advaxis, is infringing or misappropriating or has infringed or misappropriated the Advaxis Patents set forth in Exhibit A.

9.4 Disclaimer. Except as expressly set forth in this Agreement, THE TECHNOLOGY AND INTELLECTUAL PROPERTY RIGHTS, AND MATERIALS (IF ANY), PROVIDED BY EACH PARTY HEREUNDER ARE PROVIDED “AS IS” AND EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING THE WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, OR ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICES, IN ALL CASES WITH RESPECT THERETO. Notwithstanding anything contained in this Agreement to the contrary, OST acknowledges and agrees, on behalf of itself and its Affiliates, that none of Advaxis, any of its Affiliates or any other Person is making any representations or warranties whatsoever, express or implied, at law or in equity, with respect to the Materials or otherwise in connection with this Agreement, and neither OST nor any other Person is relying on any representations or warranties by Advaxis, its Affiliates or such Persons. OST further acknowledges and agrees, on behalf of itself and its Affiliates, that none of Advaxis, any of its Affiliates or any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the subject matter of this Agreement, including in respect of the accuracy or completeness of any document, projection, material, statement, or other information. OST further acknowledges and agrees that Advaxis will not have or be subject to any liability to OST, any of its Affiliates or any other Person resulting from OST’s, any of its Affiliate’s or any other Person’s use of, any such information, data or materials. OST acknowledges and agrees, on behalf of itself and its Affiliates, that it (i) has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the subject matter of this Agreement, (ii) has been given access to such documents, correspondence, data, materials or other information deemed necessary to enable it to make an informed decision with respect to the subject matter of this Agreement, and (iii) in making its determination to proceed with the Agreement, OST has relied solely on the results of its own independent investigation. Without limiting the generality of the foregoing, OST further acknowledges and agrees that (A) Advaxis makes no representations or warranties as to the success of any study or test conducted by such party pursuant to this Agreement or the safety or usefulness for any purpose of the technology, right or materials it provides hereunder, or that either party will be successful in obtaining any patents rights, or that any patents will issue based on a pending application; and (B) Advaxis specifically disclaims any guarantee that the Licensed Products will be successful, in whole or in part.

9.5 Limitation of Liability. EXCEPT FOR LIABILITY FOR BREACH OF ARTICLE 10 OR SECTION 5.1, NEITHER PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY SPECIAL, INCIDENTAL, LOST PROFITS, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT OR ANY LICENSE GRANTED HEREUNDER; provided, however, that this Section 9.5 shall not be construed to limit either party’s indemnification obligations under Article 12.

10.	Confidentiality

10.1 Confidential Information. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the parties, the parties agree that, during the Term and for five (5) years thereafter, the receiving party shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as expressly provided for in this Agreement any Confidential Information furnished to it by the other party pursuant to this Agreement or any Confidential Information developed by the other party hereunder, and both parties shall keep confidential and, subject to Section 10.5, shall not publish or otherwise disclose the terms of this Agreement. Each party may use the other party’s Confidential Information only to the extent required to accomplish the purposes of this Agreement (including exercising rights and performing obligations). Each party will use at least the same standard of care as it uses to protect proprietary or confidential information of its own (but no less than reasonable care) to ensure that its employees, agents, consultants, contractors and other representatives do not disclose or make any unauthorized use of the Confidential Information of the other party. Each party will promptly notify the other upon discovery of any unauthorized use or disclosure of the Confidential Information of the other party.

10.2 Exceptions. The obligations of confidentiality and restriction on use under this Article 10 shall not apply to any Confidential Information that: (a) is now, or hereafter becomes, through no Advaxis or failure to Advaxis on the part of the receiving party, generally known or available to the public; is known by the receiving party or any of its Affiliates at the time of receiving such information, other than by previous disclosure of the disclosing party, or its Affiliates, employees, agents, consultants, or contractors; (c) is hereafter furnished to the receiving party or any of its Affiliates without restriction by a Third Party who is not known by the receiving party to be subject to an obligation of confidentiality or limitations on use with respect thereto, as a matter of right; or (d) is independently discovered or developed by the employees, subcontractors, consultants or agents of the receiving party or any of its Affiliates without the use of Confidential Information belonging to the disclosing party, which the receiving party can prove by competent written evidence.

10.3 Authorized Disclosure. Each party may disclose Confidential Information belonging to the other party as expressly permitted by this Agreement or if and to the extent such disclosure is reasonably necessary in the following instances:

(a) filing, prosecuting, or maintaining Patents as permitted by this Agreement;

(b) Regulatory Filings for Licensed Products that such party has a license or right to Develop hereunder in a given country or jurisdiction;

(c) prosecuting or defending litigation as permitted by this Agreement;

(d) complying with applicable law or governmental regulations (including any securities law or regulation or the rules of a securities exchange) or with a court order or legal or administrative proceeding; and

(e) disclosure to Affiliates, Sublicensees, employees, consultants, contractors, agents or other Third Parties in connection with due diligence or similar investigations by such Third Parties (including potential Third Party acquirers (whether through asset or stock purchase or merger)), and disclosure to potential Third Party investors in confidential financing documents, provided, in each case, that any such Affiliate, Sublicensee, employee, consultant, contractor, agent or Third Party agrees to be bound by terms of confidentiality and non-use consistent with those set forth in this Article 10; and provided further, that no financial terms shall be disclosed to any such potential acquirer or investor if it has a competing product to any Licensed Product.

Notwithstanding the foregoing, in the event a party is required to make a disclosure of the other party’s Confidential Information pursuant to Section 10.3(c) through (d), it will give reasonable advance notice to the other party of such disclosure and use Commercially Reasonable Efforts to secure confidential treatment of such Confidential Information and at least as diligently as such party would use to protect its own confidential information. In any event, the parties agree to take all reasonable action to avoid disclosure of Confidential Information hereunder. Any information disclosed pursuant to Section 10.3(c) through (d) shall still be deemed Confidential Information and subject to the restrictions set forth in this Agreement, including the foregoing provisions of Article 10.

10.4 Publications.

(a) If OST proposes to publish or present on any results or data on any Licensed Product, or use thereof, or any Advaxis Technology (excluding publications or presentations which include only a standard source reference to Advaxis Technology, consistent with scientific journal publication practices), Advaxis shall, in accordance with and to the extent provided in the following clause (b), have the right to review and comment on any material proposed for such publication or presentation by OST, such as by oral presentation at scientific conferences or seminars, scientific journal manuscripts or abstracts. Advaxis shall have the sole right (without OST’s consent but subject to the review and comment provisions in Section 10.4(b)) to publish and make scientific presentations with respect to Licensed Products or make other public disclosures regarding any such Licensed Products (for this purpose, pre-clinical Development data shall not be considered OST Confidential Information), and OST shall only do so with Advaxis’s prior written consent (except as required by law).

(b) With respect to any such publications or presentation, before any such material is submitted for publication or presentation, each party shall deliver a complete copy of such material to the other party at least ninety (90) days prior to the proposed submission for publication or presentation, and such other party shall use reasonable efforts to give its comments to the submitting party as promptly as practicable following delivery of such material. The submitting party shall (i) give due consideration to any editorial comments received from the other party, (ii) comply with any request from the submitting party to delete the other party’s Confidential Information in any such material, and (iii) delay any submission for publication or presentation for a period of up to an additional sixty (60) days for the purpose of the other party preparing and filing appropriate patent applications, in accordance with the terms of Article 8 hereof, or any other disclosures the other party is required by law to make (including with the U.S. Securities and Exchange Commission).

10.5 Publicity; Public Disclosures. The parties may agree on a public announcement of this Agreement following the execution hereof, which will be substantially be in the form attached hereto as Exhibit D. The parties shall mutually agree upon all publicity relating to commercialization of Licensed Products in the Territory, and all publicity relating to this Agreement. The parties agree to consult with each other reasonably and in good faith with respect to the text and timing of any press release or public statement; further, each party will provide the other with a copy of the proposed press release or public statement within a reasonable time prior to proposed issuance thereof (but in no event less than four business days), and each party will consult with the other party regarding any press release discussing the Research and Development activities hereunder. Notwithstanding the foregoing (but subject to the parties’ rights to review and comment), during the Term of this Agreement (a) either party may make such disclosures as required by law based on the advice of counsel (including with respect to the achievement of a Milestone and the amount of, and receipt of, any Milestone Payment), and (b) each party will have the right to display the other party’s name and logo on the partnership page of its corporate website. OST and any of its Affiliates or Sublicensees shall not use Penn’s name or any adaptation thereof, or any Penn seal, logotype, trademark, or service mark or the name, mark or logotype of any Penn representative or organization in any way without the prior consent of Penn.

10.6 Prior Non-Disclosure Agreement. As of the Effective Date, the terms of this Article 10 shall supersede any prior non-disclosure, secrecy or confidentiality agreement between the parties (or their Affiliates) dealing with the subject of this Agreement, including the Nondisclosure Agreement. Any information disclosed pursuant to any such prior agreement shall be deemed Confidential Information of the applicable party for purposes of this Agreement.

10.7 Equitable Relief. Given the nature of the Confidential Information and the competitive damage that a party may suffer upon unauthorized disclosure, use or transfer of its Confidential Information to any Third Party, the parties agree that monetary damages may not be a sufficient remedy for any breach of this Article 10. In addition to all other remedies, a party shall be entitled to specific performance and injunctive and other equitable relief as a remedy for any breach or threatened breach of this Article 10 without the need to post any bond.

10.8 Attorney-Client Privilege. Neither party is waiving, nor will be deemed to have waived or diminished, any of its attorney work product protections, attorney-client privileges or similar protections and privileges recognized under the applicable law of any jurisdiction as a result of disclosing information pursuant to this Agreement, or any of its Confidential Information (including Confidential Information related to pending or threatened litigation) to the receiving party, regardless of whether the disclosing party has asserted, or is or may be entitled to assert, such privileges and protections. The parties may become joint defendants in proceedings to which the information covered by such protections and privileges relates and may determine that they share a common legal interest in disclosure between them that is subject to such privileges and protections, and in such event, may enter into a joint defense agreement setting forth, among other things, the foregoing principles, but are not obligated to do so.

11.	Term and Termination

11.1 Term. This Agreement shall commence on the Effective Date, and unless terminated earlier as provided in this Article 11 or by mutual written agreement of the parties, shall continue, until the expiration of the Royalty Term with respect to any Licensed Product under this Agreement (the “Term”).

11.2 Termination for Cause.

(a) Either party may terminate this Agreement for the material breach of this Agreement by the other party, if such breach remains uncured ninety (90) days following written notice from the non-breaching party to the breaching party specifying the nature of such breach; provided, however, that if cure of such breach cannot reasonably be effected within such ninety (90) day period, the breaching party may deliver to the non-breaching party a plan reasonably calculated to cure such breach within a timeframe that is reasonably prompt in light of the circumstances then prevailing but in no event longer than an additional ninety (90) days. Following delivery of such a plan, the breaching party will carry out the plan and cure the breach. Notwithstanding the foregoing, to that to the extent such material breach involves OST’s failure to make a payment when due, such breach must be cured within thirty (30) days after written notice thereof is given by Advaxis to OST. Notwithstanding the foregoing, in the event of a good faith dispute as to any payment due under this Agreement, the foregoing cure period with respect thereto will be tolled pending resolution of such dispute; provided, that for any dispute over payment such tolling of the cure period will only apply with respect to payment of the disputed amounts and not with respect to any undisputed amounts.

(b) Either party shall have the right to terminate this Agreement upon 90 days’ prior written notice to the other party upon or after the bankruptcy, insolvency, dissolution or winding up of the other party (other than a dissolution or winding up for the purpose of reconstruction or amalgamation); or

11.3 Termination by Advaxis. Advaxis shall have the right to terminate this Agreement upon written notice to OST due to material safety concerns that are not remedied within a reasonable period of time after written notice

11.4 Termination by OST. Subject to and conditioned upon OST’s payment of all amounts then due and owing to Advaxis, OST shall have the right to terminate this Agreement at any time and for any reason or for no reason upon delivery of at least sixty (60) days’ prior written notice to Advaxis.

11.5 Effect of Expiration or Termination; Surviving Obligations.

(a) Effect of Expiration. Upon expiration of this Agreement in accordance with Section 11.1, and provided that OST has paid all undisputed payments payable under this Agreement, the licenses granted by Advaxis to OST shall become non-exclusive and survive on a fully-paid, irrevocable, perpetual basis, and all other rights and obligations of the parties under this Agreement shall terminate, except as provided elsewhere in this Section 11.5.

(b) Effect of Termination for Any Reason. Upon any termination of this Agreement, the following provisions shall apply (subject to Section 11.5(e)):

(i) all licenses granted pursuant to Sections 5.1 and 5.2 shall automatically terminate and all other rights and obligations of the parties under this Agreement shall terminate, except as provided elsewhere in this Section 11.5, and following such termination, OST shall have no further obligation pursuant to Section 4.5(a) to Develop and commercialize any Licensed Product;

(ii) upon OST’s request and subject to Advaxis’s consent, any sublicenses granted by OST pursuant to Section 5.3 with respect to any Licensed Product shall remain in effect and become direct licenses from Advaxis subject to the terms and conditions of the applicable sublicense agreement; provided, that the relevant Sublicensee is in good standing under this Agreement and the applicable sublicense agreement; and

(iii) any ongoing Clinical Trials will be wound down in a medically appropriate manner.

(c) Product Reversion. Upon termination of this Agreement by Advaxis pursuant to Section 11.2 or by OST pursuant to Section 11.4, within sixty (60) days following the effective date of termination, the parties shall negotiate in good faith, and shall enter into, an agreement with commercially reasonable financial terms under which OST will transfer the Research, Development, manufacture and commercialization of the Licensed Products to Advaxis, including a license under the Know-How and Patents Controlled by OST that are necessary or useful in the Research, Development, manufacture and commercialization of the Licensed Products, and the transfer of all data (including all data obtained by or on behalf of COG in connection with the COG Study), results, inventory or Licensed Product, Regulatory Filings and other regulatory materials related to the Research, Development, manufacture and commercialization of the Licensed Products.

(d) Confidential Information and Material. Upon expiration or termination of this Agreement in its entirety, except to the extent that a party retains a license or obtains a reversion license from the other party as provided in this Section 11.5, each party shall promptly, upon request of the other party, delete or destroy, all Material and relevant records and materials in such party’s possession or control containing Confidential Information of the other party; provided that such party may keep one copy of such records and materials for legal archival purposes only subject to continuing confidentiality obligations in accordance with Article 10. Notwithstanding the foregoing, in the event that OST obtains a license to the ADXS31-134 technology from Penn (“Penn License”), this subsection (d) will not apply to OST until the termination or expiration of the Penn License.

(e) Survival. Expiration or termination of this Agreement shall not relieve the parties of any liability accruing prior to such expiration or termination. In addition to any provisions expressly set forth herein, or should by their nature survive termination or expiration hereof, the provisions set forth below shall survive expiration or termination of this Agreement: Article 1; Article 5 (in the event of expiration as set forth in, and in accordance with, Section 11.5(a), but not termination); Article 6 (with respect to amounts due and payable prior to termination but not paid); Article 7 (to the extent required to make final reimbursements, reconciliations or other amounts or payments with respect the period ending on the date of expiration or termination); Section 8.1; Section 8.4 (with respect to actions initiated prior to such expiration or termination, including OST’s right to initiate and control any Infringement proceedings under Section 8.4(b) with respect to actions alleging infringement that occurred prior to such expiration or termination); Section 9.4; Section 9.5; Article 10; Section 11.5; Section 11.6; Section 11.7; Section 11.8; Article 12; and Article 13. All other rights and obligations will terminate upon expiration or termination of this Agreement.

11.6 Exercise of Right to Terminate. The use by either party hereto of a termination right provided for under this Agreement shall not give rise to the payment of damages or any other form of compensation or relief to the other party solely with respect thereto; provided, however, that termination of this Agreement shall not preclude either party from claiming any other damages, compensation or relief at law or in equity that it may be entitled to upon such termination.

11.7 Damages; Relief. Subject to Section 11.6, termination of this Agreement shall not preclude either party from claiming any other damages, compensation or relief at law or in equity that it may be entitled to upon such termination.

11.8 Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by one party to the other party are, and will otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws, licenses of rights to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws. The parties agree that a party that is a licensee of such rights under this Agreement will retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws. The parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against a party to this Agreement under the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws, the other party will be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, and the same will, if not already in its possession, be promptly delivered to it (a) upon any such commencement of a bankruptcy or insolvency proceeding upon its written request therefor, unless the bankrupt party elects to continue to perform all of its obligations under this Agreement, or (b) if not delivered under (a) above, following the rejection of this Agreement by or on behalf of the bankrupt party upon written request therefor by the other party.

12.	Indemnification

12.1 Indemnification by Advaxis. Advaxis hereby agrees to save, defend and hold OST and its Affiliates and its and their respective directors, officers, employees and agents (each, an “OST Indemnitee”) harmless from and against any and all liabilities, expenses and losses, including reasonable legal expenses and attorneys’ fees (collectively, “Losses”), to which any OST Indemnitee may become subject as a result of any claim, demand, action or other proceeding by any Third Party to the extent such Losses arise out of the breach by Advaxis of any warranty or representation made by Advaxis in this Agreement, except to the extent such Losses result from clause (a), (b) or (c) of Section 12.2.

12.2 Indemnification by OST. OST hereby agrees to save, defend and hold Advaxis, its Affiliates, its licensees and their respective directors, officers, employees and agents (each, an “Advaxis Indemnitee”) harmless from and against any and all Losses to which any Advaxis Indemnitee may become subject as a result of any claim, demand, action or other proceeding by any Third Party to the extent such Losses arise out of or are related to: (a) the development, manufacture, use, handling, storage, sale or other disposition of any Licensed Product by or on behalf of OST or its Affiliates or Sublicensees, (b) the gross negligence or willful misconduct of OST or any of its Affiliates, Sublicensees or subcontractors in performing under this Agreement, or (c) the breach by OST of any warranty, representation, covenant or agreement made by OST in this Agreement; except, in each case, to the extent such Losses result from Section 12.1.

12.3 Control of Defense. Any entity entitled to indemnification under this Article 12 shall give notice to the indemnifying party of any Losses that may be subject to indemnification, promptly after learning of such Losses (provided, however, that any failure or delay to notify shall not excuse any obligation of the indemnifying party except to the extent such party is actually prejudiced thereby), and the indemnifying party shall assume (and have control over) the defense of such Losses with counsel reasonably satisfactory to the indemnified party and the indemnified party shall reasonably cooperate (at the indemnifying party’s reasonable expense). If such defense is assumed by the indemnifying party with counsel so selected, the indemnifying party will not settle any claim with respect to such Losses without the indemnified party’s prior written consent (but such consent will not be unreasonably withheld or delayed), and will not be obligated to pay the fees and expenses of any separate counsel retained by the indemnified party with respect to such Losses. For clarity, the indemnified party may freely withhold its consent to a settlement of a claim with respect to Losses if (a) such settlement does not include a complete release from liability of the indemnified party or if such settlement would involve undertaking an obligation (including the payment of money by an indemnified party), (b) would bind or impair the indemnified party or (c) includes any admission of wrongdoing or that any intellectual property or proprietary right of the indemnified party or this Agreement is invalid, narrowed in scope or unenforceable. The indemnified party shall not settle or compromise any claim for which it is entitled to indemnification without the prior written consent of the Indemnifying Party, unless the Indemnifying Party is in breach of its obligation to defend hereunder.

12.4 Insurance. Throughout the Term and for a period of two (2) years thereafter, each party must maintain, at its own expense, insurance policies reasonably acceptable to the other party and consistent with the requirements of the Penn Agreement covering claims related to, without limitation, Clinical Trials, product liability, and all activities carried out in connection with this Agreement, in each case consistent with sound business practice and adequate in light of its obligations under this Agreement. OST must provide proof of insurance and certificates evidencing the same, prior to the commencement of any Clinical Trial, and in no event will any insurance create a limit to its liability hereunder.

13.	General Provisions

13.1 Governing Law; Jurisdiction. This Agreement and its effect are subject to and shall be construed and enforced in accordance with the law of the State of New York, without regard to its conflicts of laws, except as to any issue which depends upon the validity, scope or enforceability of any Patent, which issue shall be determined in accordance with the laws of the country in which such patent was issued. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York for any matter arising out of or relating to this Agreement and the transactions contemplated hereby, and agrees not to commence any litigation relating thereto except in such courts. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any matter arising out of this Agreement or the transactions contemplated hereby in the courts of the State of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such matter brought in any such court has been brought in an inconvenient forum. The parties hereto agree that a final judgment in any such matter shall be conclusive and may be enforced in other jurisdictions by suits on the judgment or in any other manner provided by law. Any proceeding brought by either party hereto under this Agreement shall be exclusively conducted in the English language.

13.2 Entire Agreement; Modification. This Agreement (including the Exhibits attached hereto) constitutes a complete and exclusive statement with respect to all of its terms. This Agreement (including the Exhibits attached hereto) supersedes all prior and contemporaneous agreements and communications, whether oral, written or otherwise, concerning any and all matters contained herein. This Agreement may only be modified or supplemented in a writing expressly stated for such purpose and signed by the parties.

13.3 Relationship between the Parties. The parties’ relationship, as established by this Agreement, is solely that of independent contractors. This Agreement does not create any partnership, joint venture or similar business relationship between the parties. Neither party is a legal representative of the other party, and neither party can assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of the other party for any purpose whatsoever. For clarity, the parties acknowledge and agree that their activities hereunder will not create a partnership for tax purposes.

13.4 Non-Waiver. The failure of a party to insist upon strict performance of any provision of this Agreement or to exercise any right arising out of this Agreement shall neither impair that provision or right nor constitute a waiver of that provision or right, in whole or in part, in that instance or in any other instance. Any waiver by a party of a particular provision or right shall be in writing, shall be as to a particular matter and, if applicable, for a particular period of time and shall be signed by such party.

13.5 Assignment. Except as expressly provided hereunder, neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by either party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that either party may assign or otherwise transfer this Agreement and its rights and obligations hereunder without the other party’s consent:

(a) in connection with the transfer or sale of all or substantially all of the business or assets of such party relating to the subject matter of this Agreement to a Third Party, whether by merger, consolidation, divesture, restructure, sale of stock, sale of assets or otherwise (a “Sale Transaction”); or

(b) to an Affiliate, provided that the assigning party shall remain liable and responsible to the non-assigning party hereto for the performance and observance of all such duties and obligations by such Affiliate.

The rights and obligations of the parties under this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties specified above, and the name of a party appearing herein will be deemed to include the name of such party’s successors and permitted assigns to the extent necessary to carry out the intent of this Section 13.5. Any assignment not in accordance with this Agreement shall be void.

13.6 No Third Party Beneficiaries. This Agreement is neither expressly nor impliedly made for the benefit of any party other than the parties and their successors and permitted assigns, except for the persons expressly entitled to indemnification as provided in Article 12 and only in accordance with the terms of such Article 12.

13.7 Severability. If, for any reason, any part of this Agreement is adjudicated invalid, unenforceable or illegal by a court of competent jurisdiction, such adjudication shall not, to the extent feasible, affect or impair, in whole or in part, the validity, enforceability, or legality of any remaining portions of this Agreement. All remaining portions shall remain in full force and effect as if the original Agreement had been executed without the invalidated, unenforceable or illegal part.

13.8 Notices. Any notice to be given under this Agreement must be in writing and delivered either in person, by (a) air mail (postage prepaid) requiring return receipt, (b) overnight courier, or (c) email or facsimile confirmed thereafter by any of the foregoing, to the party to be notified at its address(es) given below, or at any address such party may designate by prior written notice to the other in accordance with this Section 13.8. Notice shall be deemed sufficiently given for all purposes upon the earliest of: (i) the date of actual receipt; (ii) if air mailed, five days after the date of postmark; (iii) if delivered by overnight courier, the next day the overnight courier regularly makes deliveries; or (iv) if emailed or sent by facsimile, the date of confirmation of receipt if during the recipient’s normal business hours, otherwise the next day.

If to Advaxis, notices must be addressed to:	with a copy (which shall not constitute notice) to:
Advaxis, Inc. 305 College Road East Princeton, NJ 08540 Attention: Finance Dept. Facsimile: [***]	Advaxis, Inc. 305 College Road East Princeton, NJ 08540 Attention: Kenneth Berlin, President & Chief Executive Officer [***] Facsimile: [***]
If to OST, notices must be addressed to:	with a copy (which shall not constitute notice) to:
OS Therapies Incorporated 104 Tech Park Drive Cambridge, MD 21613 Attention: Paul Romness Facsimile: [***]	OS Therapies Incorporated 104 Tech Park Drive Cambridge, MD 21613 Attention: Paul Romness [***] Facsimile: [***]

13.9 Force Majeure. Each party shall be excused from liability for the failure or delay in performance of any obligation under this Agreement (other than failure to make payment when due or grant rights hereunder) by reason of any event beyond such party’s reasonable control including acts of God, fire, flood, explosion, earthquake, pandemic flu, or other natural forces, war, civil unrest, acts of terrorism, accident, destruction or other casualty or any other event similar to those enumerated above. Such excuse from liability shall be effective only to the extent and duration of the event(s) causing the failure or delay in performance and provided that the party has not caused such event(s) to occur. Notice of a party’s failure or delay in performance due to force majeure must be given to the other party within 10 days after its occurrence. All delivery dates under this Agreement that have been affected by force majeure shall be tolled for the duration of such force majeure. In no event shall any party be required to prevent or settle any labor disturbance or dispute.

13.10 Interpretation. The headings of clauses contained in this Agreement preceding the text of the sections, subsections and paragraphs hereof are inserted solely for convenience and ease of reference only and shall not constitute any part of this Agreement, or have any effect on its interpretation or construction. All references in this Agreement to the singular shall include the plural where applicable. Unless otherwise specified, references in this Agreement to any Article shall include all Sections, subsections and paragraphs in such Article, references to any Section shall include all subsections and paragraphs in such Section, and references in this Agreement to any subsection shall include all paragraphs in such subsection. The word “including” and similar words means including without limitation. The word “or” means “and/or” unless the context dictates otherwise because the subject of the conjunction are mutually exclusive. The words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision. All references to days in this Agreement shall mean calendar days, unless otherwise specified. Ambiguities and uncertainties in this Agreement, if any, shall not be interpreted against either party, irrespective of which party may be deemed to have caused the ambiguity or uncertainty to exist. This Agreement has been prepared in the English language and the English language shall control its interpretation. In addition, all notices required or permitted to be given hereunder, and all written, electronic, oral or other communications between the parties regarding this Agreement shall be in the English language.

13.11 Counterparts; Electronic or Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed and delivered electronically or by facsimile and upon such delivery such electronic or facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

13.12 Exhibits. All exhibits, attachments and schedules referred to in this Agreement are attached hereto and incorporated herein by this reference.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and entered into by their duly authorized representatives as of the Effective Date.

Advaxis, Inc.			OS Therapies Inc.

By:	/s/ Kenneth A. Berlin		By:	/s/ Paul Romness
	Name:	Kenneth A. Berlin		Name:	Paul Romness
	Title:	President and CEO		Title:	CEO
	Date:	November 15, 2020		Date:	November 13, 2020

SIGNATURE PAGE TO DEVELOPMENT, LICENSE AND SUPPLY AGREEMENT